Notice to ASX/LSE 2025 Annual Report 19 February 2026 Rio Tinto is today releasing its 2025 Annual Report to the Australian Securities Exchange as well as on its website at riotinto.com/reports. These reports will also be uploaded to the UK National Storage Mechanism and will be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Hard copies of these documents will be sent by post to those shareholders who have elected to receive them. Hard copies can be obtained free of charge on request. Rio Tinto expects to file its Annual Report on Form 20-F 2025 with the United States Securities and Exchange Commission on or around 19 February 2026. American Depositary Receipt holders will be able to view Rio Tinto's 2025 Annual Report and the Annual Report on Form 20-F 2025 on the Rio Tinto website. In addition, the following disclosures will also be accessible at riotinto.com/reports:  2025 Sustainability Fact Book  Scope 1,2 and 3 Emissions Calculation and Climate Methodology - Addendum 2025  2025 Industry Associations Disclosure  2025 Sustainability Glossary LEI: 213800YOEO5OQ72G2R82 Classification: 1.1 Annual financial and audit reports. Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com